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            DESCRIPTION OF SHARE CAPITAL OF CINRAM INTERNATIONAL INC.

The authorized capital of Cinram International Inc. (the "Company") consists of an unlimited number of Preference Shares and an unlimited number of Common Shares, of which no Preference Shares and 56,518,656 Common Shares were outstanding as at March 31, 2004.

COMMON SHARES

DIVIDENDS

The holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of the Company, subject to the prior rights of the holders of any shares ranking senior to the Common Shares in the payment of dividends.

RIGHTS ON DISSOLUTION

In the event of the dissolution, liquidation or winding-up of the Company, the holders of the Common Shares, subject to the prior rights of the holders of any shares ranking senior to the Common Shares with respect to priority in the distribution of the property and assets of the Company upon dissolution, liquidation or winding-up, will be entitled to receive the remaining property and assets of the Company.

VOTING RIGHTS

Holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of shareholders of the Company, except meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Common Shares carry one vote per share.